

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2013

Via Email
Mr. Van Z. Krikorian
Chief Executive Officer
Global Gold Corporation
555 Theodore Fremd Avenue
Rye NY 10580

> **Re:** **Global Gold Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 16, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2013**
> **File No. 002-69494**

Dear Mr. Krikorian:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Toukhmanuk page 9

1. We note your disclosure of tonnes and average grade of ore in this section of your filing. As a company incorporated in Delaware, only proven or probable reserves meeting the definitions in section (a) of Industry Guide 7 may be disclosed in filings with the United States Securities and Exchange Commission. Historically, the reporting of measured and indicated resources in term of tons and grade of mineralized material has been permitted. However, this material should be designated as mineralized material in your filing. Please revise your disclosure accordingly.

2.   Please provide an overview of the permits or licenses required to explore or mine in each of the countries in which you operate. In this regard, we note your disclosure of exploration, mining, and special exploration licenses. Please ensure your disclosure includes the permits and/or licenses your company currently has at each property and the applicable terms, conditions, and expiration dates.

3.   We note your disclosure of 2006 to 2012 concentrate sales values. Please disclose the volume and grade of concentrate associated with these sales values. If necessary, comment on metal recoveries and current stockpiles.

Liquidity and Capital Resources, page 36

4.   We note you include the following disclosures in your discussion of your liquidity and capital resources:

- "The Company has a confession of arbitral award against Amarant in connection with the Chile sale, and is owed $3,275,000 from Amarant with interest accruing at 12% per annum."

- "The Company owns 533,856 shares of Amarant and 1,000,000 shares of Alluvia which are currently traded on the "Mangold List" in Sweden."

- "The Company holds a judgment in excess of $37,000,000 against former Armenian Minister of Environment Vardan Aivazyan."

- "The Company is also pursuing its contractual right to attorney fees and costs as well as damages caused by Caldera Resources in the New York arbitration."

- "The Company is entitled to more than $3,000,000 from GGCRL for advances in accordance with the board approvals of GGCRL."

- "The Company anticipates that it might obtain additional financing from the remaining holders of its Warrants to purchase 1,650,000 shares of Common Stock of the Company at an exercise price of $0.10 per share, which will provide for an additional $165,000 but these warrants have not been exercised as of the date of this filing."

Your disclosures do not indicate the timing and degree of certainty of realization for any of these items. Accordingly, investors are unable to assess how these items will result in your liquidity increasing in a material way.   Please revise to explain how each item above is reasonably likely to occur to increase your liquidity or eliminate these type of disclosures in future filings to comply with Item 303(a)(1) of Regulation S-K. Please provide us with draft disclosures that you plan to include in future filings.

Financial Statements

Balance Sheet, page F-4

Note 2. Summary of Significant Accounting Policies, page F-10

l. Acquisition, Exploration and Development Costs, page F-12

5.   We note your disclosures indicating that you capitalize mine development costs. Please clarify whether you have capitalized any such costs to date, quantifying the amounts included in your balance sheet as of the end of each period presented.   In addition, quantify the amount of depletion that you have recorded related to capitalized development costs in your statement of operations for each period presented and describe the method used to deplete these assets.

Note 4. Receivable from Sale, page F-15

6.   We note your disclosures indicating that you sold your 100% interest in Global Gold Valdivia on December 2, 2011 and that Amarant Mining Ltd. owed you $2,375,713 and $4,000,000 as of December 31, 2012 and 2011 as a result of the sale. We also see that you present the receivable from the sale net of impairments of $1,817,276 and $3,950,000 for the years ended December 31, 2012 and 2011 on your balance sheet and have recognized a gain on sale of investment of $2,142,714 in your statement of operations. Please address the following points:

- Provide an analysis which rolls the gross and net receivable balance forward from December 31, 2011 to December 31, 2012;

- Provide to us your calculation and the accounting basis of the gain on sale of investment of $2,142,714, and

- Expand your disclosures in management's discussion and analysis to describe the gain on sale.

Note 7. Convertible Note Payable, page F-20

7.   We note your disclosure that maturity is the first anniversary date of each note. Please clearly disclose in future filings the dates and amounts when the convertible notes payable are scheduled to mature.

<u>Def 14A filed April 30, 2013</u>

<u>Ownership of Securities</u>
<u>Beneficial Ownership Table, page 15</u>

8.   We note your statement in footnote 3 to the beneficial ownership table that the 34,331,748 shares listed as beneficially owned by Ian Hague "does not include the 14,915,408 shares owned by Firebird Management, LLC (through its Firebird Global Master Fund, LTD, Firebird Republic Fund, LTD, Firebird Avrora Fund, LTD, and Firebird Fund, LLP) of which Mr. Hague is a co-founder …." Please confirm that in future filings you will provide all the information required by Item 403(a) of Regulation S-K with respect to the beneficial ownership of Ian Hague, or advise us why the beneficial ownership table is not required to include the shares owned by Firebird Management, LLC. See Rule 13d-3 of the Securities Exchange Act of 1934. Please provide draft Item 403(a) disclosure regarding the beneficial ownership of Ian Hague in your response.

<u>Certain Relationships and Related Transactions, page 17</u>

9.   We note your statement that "[a]s of December 31, 2012 and 2011, the Company owes unpaid wages of approximately $587,000 and $518,000 respectively, to management. The Company is accruing interest at an annual rate of 9% on the net of taxes wages owed to management." Please confirm that in future filings you will provide all of the information required by Item 404(a) of Regulation S-K with respect to each executive officer of the registrant or advise us why the information for each executive officer of the registrant is not required to be disclosed pursuant to Item 404(a) of Regulation S-K. Additionally, please provide the amount of interest owed to each executive officer in your response. Please provide draft Item 404(a) disclosure regarding the related party transactions in your response.

<u>Closing Comments</u>

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, or Nasreen Mohammed at (202) 551-3773, if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Jay Williamson at (202) 551-3393, David Link at (202) 551-3356 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director